October 23, 2007
Agassiz Energy, LLC
510 County Road 71
Valley Technology Park,
Crookston, Minnesota 56716
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Agassiz Energy, LLC (File No. 333-133024)
Form RW WD — Withdrawal of a Registration Withdrawal Request
Ladies and Gentlemen:
Agassiz Energy, LLC, a Minnesota Limited Liability Company (the “Registrant”), hereby respectfully requests the withdrawal of the Form RW filed on October 11, 2007. The SEC has requested additional information on the Form RW, and the Registrant will submit this information in a new RW after this RW WD becomes effective and the Registrant is able to provide such additional information. The Registrant requests that an order be issued granting the withdrawal of the previously filed Form RW as soon as practicable. We appreciate your assistance and should you need any additional information, please feel free to contact Todd Taylor of Fredrikson & Byron, P.A. at (612) 492-7355.
Please forward copies of the order consenting to the withdrawal of the Form RW to Donald Sargeant, President, via mail at 510 County Road 71, Valley Technology Park, Crookston, Minnesota 56716, and Todd A. Taylor of Fredrikson & Byron, P.A., via facsimile at (612) 492-7077 and via mail at Fredrikson & Byron, P.A., 200 S. Sixth St., Suite 4000, Minneapolis, MN 55402.

Respectfully submitted, Agassiz Energy, LLC
By:	/s/ Donald Sargeant
Donald Sargeant
President